UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$447,192,900		$17,574.69

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 17,887,716 shares of Omrix Biopharmaceuticals, Inc. common stock (representing the number of shares, including shares of common stock outstanding, in-the-money options, warrants and restricted stock units) by $25.00 per share, which is the offer price.

(2)  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $17,574.69	Filing Party: Johnson & Johnson and Binder Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 25, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, as amended (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

On December 9, 2008, an individual alleging himself to be a stockholder of Seller filed a lawsuit on behalf of a putative class of Seller’s stockholders in the Supreme Court of the State of New York, County of New York, captioned Burton v. Ellberger et al., Index No. 08/116452.  The complaint names as defendants Seller, the members of the Seller Board, Purchaser and Parent.  The complaint alleges that the members of the Seller Board breached their fiduciary duties to Seller’s stockholders by agreeing to the Offer and the Merger at an inadequate price and failing to disclose certain purportedly material information about the Offer and the Merger, and that Purchaser and Parent aided and abetted the purported breaches of fiduciary duties.  The complaint seeks a declaration that the Merger is in breach of the fiduciary duties of the defendants and thus unlawful and unenforceable, a temporary and permanent injunction against the Offer, the Merger and any material transactions or changes to Seller’s business and assets, a rescission of the Merger or award of damages to the putative class in the event the Merger is consummated prior to the entry of final judgment, additional disclosure by defendants regarding the Merger, an award of interest at the statutory rate, and an award of fees and expenses to the plaintiff’s counsel and experts.  Purchaser and Parent intend vigorously to defend the action.

On December 10, 2008, the Israeli General Director of the Antitrust Authority approved the purchase of the Shares pursuant to the Offer and the consummation of the Merger under the Israeli Anti-Trust Law.  Accordingly, the condition to the Offer relating to the approval under the Israeli Anti-Trust Law for the purchase of the Shares pursuant to the Offer and for the consummation of the Merger (or the expiration or termination prior to the expiration of the Offer of the applicable waiting period thereunder) has been satisfied.  On December 11, 2008, Parent issued a press release announcing the approval under the Israeli Anti-Trust Law, a copy of which is filed as Exhibit (a)(5)(D) hereto.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D)  Press Release issued by Johnson & Johnson on December 11, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BINDER MERGER SUB, INC.

By	/s/ Steven Rosenberg
Name: Steven Rosenberg
Title: Secretary
Date: December 11, 2008

JOHNSON & JOHNSON

By	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: December 11, 2008

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Exhibit	Exhibit Name

(a)(5)(D)	Press Release issued by Johnson & Johnson on December 11, 2008.

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